UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                           For the month of May 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X    Form 40-F
                                       ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                           Securities Exchange Act of
                                     1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                             15 May 2003
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

                                     DE RIGO
                  announces sales results for the first quarter

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 139.9 m(1) in the quarter ending March 31, 2003, a 2.0% decrease as compared with the same period last year(2). Foreign currency translation differences, primarily related to the translation into Euro of sales made in Pounds Sterling and Japanese Yen, reduced the Group's sales for the period in Euro terms by 4.2%(3). Consolidated net sales excluding the effect of foreign currency translation differences therefore increased by 2.2%, notwithstanding the generally weak market for eyewear.

Highlights of the Group's unaudited sales results for the first quarter include:

o Consolidated net sales amounted to EUR 139.9 m as compared with EUR 142.8 m posted last year.
o Wholesale & manufacturing net sales amounted to EUR 41.5 m, a decrease of 8.6% as compared with EUR 45.4 m posted last year, primarily reflecting softer sales results in certain European markets. Foreign currency translation differences accounted for a decrease of 1.3%.
o    Net sales through retail companies increased by 0.1% to EUR 94.5 m from EUR
     94.4 m last year. Excluding the effect of foreign currency translation differences, net sales through retail companies increased by 5.9%.
o Net sales through Eyewear International Distribution ("EID"), the joint venture with the Prada Group for the marketing and distribution of Prada-branded eyewear, increased by 1.2% to EUR 8.7 m from EUR 8.6 m, reflecting a strong increase in sales volumes and notwithstanding a 41% net sales increase in the first quarter of 2002 as compared with the same period of 2001.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis as well as for each of its three principal business segments: wholesale & manufacturing, retail and EID. In calculating its consolidated net sales and revenues, De Rigo has eliminated intercompany sales among the Group's business segments, as detailed in the following table:


-----------------------
1 The Group reports its results in Euro. On May, 13th, 2003, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD
1.1518. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy.

2 The Group's original announcement of its first quarter 2002 results in May 2002 included net sales of EUR 0.2 m made by the Group's former Argentine subsidiary Ranieri Argentina S.A. This subsidiary was sold during the year, and none of its net sales were included in the Group's final results for the full year 2002. Accordingly, Ranieri Argentina's results for the first quarter of 2002 have been eliminated from the comparative data for that quarter of 2002 presented in this release.

3 For more details on these currency effects, see the tables on page 2 of this release.

NET SALES BY BUSINESS SEGMENT (Euro in millions)


                                  ----------------------------------------------------------------------------
                                    1Q 2002     1Q 2003                  1Q 2003        1Q 2003
                                   Reported    Reported   % change      Effect of       Sales at    % change
                                     sales       sales               application of     constant
                                                                        constant        exchange
                                                                     exchange rates      rates
                                                                                      (Non-GAAP)(4)
                                  ----------------------------------------------------------------------------
Wholesale & Manufacturing             45.4        41.5     -8.6%          0.6             42.1         -7.3%
Retail                                94.4        94.5     +0.1%          5.5            100.0         +5.9%
         - D&A                        62.2        61.8     -0.6%          5.5             67.3         +8.2%
         - GO                         32.2        32.7     +1.6%          0.0             32.7         +1.6%
E.I.D.                                 8.6         8.7     +1.2%          0.0              8.7         +1.2%
Elimination of Intercompany Sales     -5.6        -4.8    -14.3%          0.0             -4.8        -14.3%
                                  ---------------------------------------------------------------------------
Consolidated net sales               142.8       139.9     -2.0%          6.1            146.0         +2.2%
                                  ---------------------------------------------------------------------------

Consolidated net sales

The Group's consolidated net sales of EUR 139.9 m for the first quarter of 2003 were broken down as follows: eyewear sales of EUR 70.9 m, lens sales of EUR 37.6 m, contact lens sales of EUR 18.7 m, and other sales and revenues of EUR 12.7 m, as compared with sales of EUR 72.5 m, EUR 38.3 m, EUR 18.4 m and EUR 13.6 m, respectively, for the first quarter last year.

Foreign currency translation differences had a negative effect of 4.2% on consolidated net sales and were primarily related to the translation into Euro of sales made in Pounds Sterling and Japanese Yen, as the average exchange rates for these currencies during the first quarter of 2003 were less favourable than those during the same period last year.

Analysing consolidated net sales by geographic area, net sales in Europe decreased by 4.2% to EUR 124.1 m, primarily reflecting the strengthening of the Euro against the Pound Sterling and weak demand in certain markets, particularly in Italy. Net sales in the Americas decreased by 20.0% to EUR 3.2 m, primarily due to lower unit sales by the Group's wholesale & manufacturing division. Net sales in the Rest of the World increased by 36.5% to EUR 12.6 m, primarily as a result of increased unit sales in the Far East region, notwithstanding the unfavourable trend in Japanese Yen exchange rates.

The overall result in consolidated net sales reflected the contribution of the Group's three principal business segments:

Wholesale & manufacturing

Wholesale & manufacturing sales amounted to EUR 41.5 m, a decrease of 8.6% as compared with EUR 45.4 m posted in the same period last year. Foreign currency translation differences accounted for a decrease of 1.3%.

----------------------
4 In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first quarter of 2003 on the basis of same exchange rates used to calculate sales for the first quarter of 2002. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on a consistent basis.

The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

The decrease in wholesale & manufacturing sales was primarily due to a decline of unit sales in certain European markets, primarily in Italy, as well as seasonal effects, as sales in some European markets that had taken place in the first quarter of 2002 were delayed until the second quarter this year.

The weakness in certain European and American markets was partially counterbalanced by strong growth in the Rest of the World area, in which the division posted a 53.5% sales increase that was driven by very good results in the Far East that were primarily attributable to higher sales of the Group's luxury/designer brands.


Retail

Net sales through retail companies amounted to EUR 94.5 m, an increase of 0.1% as compared with sales of EUR 94.4 m in the same period last year.

Net sales of Dollond & Aitchison ("D&A"), the Group's British retail chain, grew by 8.2% in Pound Sterling terms. In Euro terms, D&A's net sales totalled EUR
61.8 m, a decrease of 0.6%, as compared with sales of EUR 62.2 m posted in the same period last year, reflecting the decline in the value of the Pound Sterling against the Euro. Management believes that the increase in net sales at D&A in Sterling terms was particularly satisfactory, as it was achieved in a British market that was characterized by an overall reduction in demand. This success was primarily due to D&A's aggressive marketing activity and substantial improvements in level of service provided by the lens plants sold to BBGR, following completion of their restructuring process. At March 31, 2003, D&A operated a network of 233 owned shops and 145 franchised shops.

General Optica ("GO"), the Group's Spanish retail company, reported net sales of EUR 32.7 m, an increase of 1.6% as compared to net sales of EUR 32.2 m last year. The 1.6% increase was achieved on top of a 13.4% net sales increase posted in the first quarter last year. Management believes that the company has continued to gain market share in a generally flat Spanish market and expects that this trend will continue throughout the year as GO continues to implement its expansion plan. At 31 March 2003, GO operated a network of 140 owned shops and 7 franchised shops.


EID

Total unit sales at EID continued to grow, increasing by 19.8% as compared with the first quarter of 2002, while net sales increased by 1.2% to EUR 8.7 m from EUR 8.6 m posted in the first quarter of 2002. The increase is particularly notable given that fact that the results for the first quarter of 2002 represented an increase of 41% compared with the same period of 2001.

The increase in volumes sold continues to reflect the impact of EID's new distribution organization, which is primarily focused on sales agents in Europe and independent distributors outside of Europe. The implementation of the new distribution organization began during the second quarter of 2002. The new structure resulted in a decline in the unit's average prices as the percentage of sales made through independent distributors increased: as a result of these factors net sales increased, but at a slower pace than volumes.

                                      *****

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: May 15, 2003                                DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the
                                                       Board of Directors